Exhibit 99.1

Foresight Collaborates with Higer Bus Company and Xi’an Jiaotong-Liverpool University to Enhance Autonomous Bus Perception

The parties engaged in a project to jointly develop a multi-sensor 3D perception fusion technology for Higer’s autonomous electric bus

Ness Ziona, Israel – July 29, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of an agreement for a paid proof of concept (POC) project with Xi’an Jiaotong-Liverpool University (“XJTLU”), China’s largest Sino-foreign cooperative university. The project aims to install and integrate Foresight’s QuadSight® technology into Higer Bus Company Limited (“Higer”) autonomous buses.

The project scope is to jointly develop advanced multi-sensor perception fusion and visualization modeling technology specifically designed for autonomous driving applications. The technology will be initially implemented on Higer’s autonomous electric buses. Foresight’s QuadSight 3D perception capabilities, combining visible-light and thermal cameras, will be used to accurately detect objects surrounding the vehicle in challenging environmental and weather conditions.

“Our collaboration with XJTLU and Higer represents a unique opportunity to accelerate the development of autonomous bus technology for both European and Asian markets, addressing critical safety and performance challenges in public transportation,” said Oren Bar-On, CEO of Foresight Asia. “By combining Foresight’s advanced perception technology with their respective strengths in academia and automotive manufacturing, we aim to develop safe and reliable autonomous bus solutions that can adapt to the unique challenges of both European and Asian urban environments.”

About Higer Bus Company

Higer Bus Company Limited was established in 1998 and is commonly known as ‘Suzhou Jinlong’. With annual sales exceeding ten billion CNY, Higer buses operate across more than 130 countries and regions worldwide, paving a sustainable path for rapid development. The company has been listed among the ‘Top 500 Most Valuable Brands in China’ for 16 consecutive years and has become a national automobile whole vehicle export base enterprise and one of China’s Top 100 Enterprise Information Technology companies.

About Xi’an Jiaotong-Liverpool University

Xi’an Jiaotong-Liverpool University (XJTLU) is an international university established in May 2006 through the partnership among Xi’an Jiaotong University and the University of Liverpool. XJTLU is currently the largest Sino-foreign cooperative university in China. The university offers 48 undergraduate programs, 48 master’s programs, and 17 doctoral research programs. It has nearly 2,300 staff members and over 25,000 students.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the aims and scope of the POC, that Foresight’s collaboration with XJTLU and Higer represents a unique opportunity to accelerate the development of autonomous bus technology for both European and Asian markets, and its aim to develop safe and reliable autonomous bus solutions that can adapt to the unique challenges of both European and Asian urban environments. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654